Exhibit 18.1
PREFERABILITY LETTER OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

October 29, 2014

Board of Directors
ACE Limited
Baerengasse 32
Zurich, Switzerland CH-8001

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the quarterly report on Form 10-Q of ACE Limited (the Company) for the period ended September 30, 2014. The Company has notified us of its change in the date of its annual goodwill impairment assessment from December 31 to September 30 of each year. Note 1 therein describes a change in timing of the Company's annual goodwill impairment assessment from December 31 to September 30, which is considered a change in accounting principle. It should be understood that the preferability of one acceptable method of accounting over another for a change in the annual goodwill impairment testing date has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2013. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania